SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

February 5, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ada Sarmento
Suzanne Hayes

Re:	Arcus Biosciences, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted February 5, 2018
CIK No. 0001724521

Ladies and Gentlemen:

On behalf of Arcus Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 1, 2018 relating to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 submitted January 19, 2018 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (“Amended Draft Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of the Amended Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Amended Draft Registration Statement.

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

1200 SEAPORT BOULEVARD, REDWOOD CITY, CA 94063 / PHONE: 650.321.2400 / FAX; 650.321.2800

Securities and Exchange Commission

February 5, 2018

Amendment No. 1 to Draft Registration Statement on Form S-1

Company Overview, page 1

1.	We note your response to comment 1 and continue to object to your characterization of your product candidates as “best-in-class.” Adding the qualifier “if approved” does not address our concerns that your product candidates are in the early stages of development and data from your Phase 1 clinical trials is not yet available. The qualifier, “if approved,” does not address our concerns that “best-in-class” continues to imply that the product will be effective, and is likely to be the most effective treatment available, neither of which is appropriate at this stage of development. Please revise your registration statement to remove the phrase “best-in-class.” Additionally, you may state that your product candidates are the first small molecule inhibitors designed to target biological pathways regulating the immune response against cancer, if accurate. However, you may not imply that your product will be the first product in this class available to treat any indication.

RESPONSE TO COMMENT 1: In response to the Staff’s comment, the Company has removed the phrases “best-in-class” and “first-in-class” from the Amended Draft Registration Statement.

Prospectus Summary

Our Product Portfolio, page 2

2.	Please review your discussion to identify the target indication(s) for each of your product candidates. If you have not yet determined which indications will be the target if your early clinical trials designed to test for efficacy, disclose the potential target indications and explain how you will determine which indications you will target in your phase I/II trials.

RESPONSE TO COMMENT 2: In response to the Staff’s comment, the Company has revised its product pipeline table in order to add a column setting forth the targeted disease indication for each product candidate and program. The Company has also revised its disclosure on pages 2, 3, 86 and 87.

3.	We note your response to comment 2 and reissue our comment. Please identify product candidates and target indications for each of your identified programs or remove them from the product portfolio table.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment requesting that the Company identify all of the product candidates and target indications for each of the identified programs. The Company has revised its pipeline chart to identify the target indications for each of its product candidates included in the pipeline chart. The only product candidate in the chart that is not yet identified by name is the Company’s oral CD73 inhibitor, where the Company expects to identify an oral development candidate this year. Given the late stage of this drug discovery effort, the similarities in the target product profile to AB680 and commercial attractiveness of an oral formulation, the Company believes this information is important to investors and therefore important to include in the pipeline chart.

Our Internal Discovery Capability and Team , page 5

4.	We note your response to our prior comment 4. Please revise your disclosure here and on page 42 to provide balancing language that the experience of your senior management team at Flexus is not an indication of a similar result with respect to Arcus.

Securities and Exchange Commission

February 5, 2018

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 42 and 88.

Business

WuXi Biologics (Cayman) Inc. License Agreement , page 115

5.	We note your response to our prior comment 12 and reissue the comment. Please quantify the “certain number of years,” and clarify that any subsequently issued patents will extend the royalty period. Additionally, we disagree with your statement that a range from the “high single-digits to low double-digits” indicates a royalty range of no more than ten percentage points. Your description could indicate a range of 5% – any amount less than 50%. Please revise your disclosure to more specifically describe your range within a ten percentage point range, such as from the high single-digits to the low teens.

RESPONSE TO COMMENT 5: In response to the Staff’s comment, the Company has revised its disclosure on pages 78, 115 and F-23.

Taiho Pharmaceutical Co., Ltd. Option and License Agreement , page 115

6.	We note your response to our prior comment 13 and reissue our comment. Please clarify that any subsequently issued patents will extend the royalty period. Additionally, we disagree with your statement that the disclosed range indicates a royalty range of no more than ten percentage points. Please revise your disclosure to more specifically describe your range within a ten percentage point range.

RESPONSE TO COMMENT 6: In response to the Staff’s comment, the Company has revised its disclosure on pages 87, 116 and F-23.

Intellectual Property, page 117

7.	We note your response to our prior comment 14. Please revise your disclosure in this section to include the description of the PCT applications provided in your response.

RESPONSE TO COMMENT 7: In response to the Staff’s comment, the Company has revised its disclosure on pages 117 and 118.

Management

Director Compensation, page 144

8.	We note your disclosure that you have entered into letter agreements with Dr. Kaneko, Ms. Falberg and Mr. Beier regarding their compensation. Please file these letter agreements as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

February 5, 2018

RESPONSE TO COMMENT 8: The Company respectfully advises the Staff that it has not filed the letter agreements with its non-employee directors because such letter agreements will be terminated on or before the completion of the initial public offering. The material terms of the letter agreements are described in the text of the Amended Draft Registration Statement. The Company expects that these individuals will participate in a new compensation program designed for non-employee directors following the initial public offering. If for any reason the letter agreements with non-employee directors are not terminated on or before the completion of the initial public offering, the Company will file the same.

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Please contact the undersigned at (650) 463-5381 or hmayon@gunder.com if you have any questions with respect to this response or the Amended Draft Registration Statement.

Very truly yours,

/s/ Heidi Mayon
Heidi E. Mayon, Esq.